

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

via U.S. mail and facsimile to (215) 938-8010

Mr. Martin P. Connor, Chief Financial Officer and Treasurer
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

   RE: Toll Brothers, Inc.
      Form 10-K for the Year Ended October 31, 2010
      File No. 1-9186

Dear Mr. Connor:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Terence O'Brien
        Branch Chief